Exhibit 99.6

NEWS RELEASE
NASDAQ: ELBM
TSX.V: ELBM

Electra Files First Quarter 2024 Financial Reports

Toronto, Ontario – (May 22, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announces the filing of their first quarter 2024 financial reports.

“Over the course of the quarter we have remained committed to pursuing non-dilutive opportunities to resume and complete the construction of our cobalt sulfate refinery in Ontario, and to engage with funding agencies and strategic partners in support of this goal,” said Electra CEO, Trent Mell. “At the same time, we continue to carefully manage our financial resources.”

Mr. Mell added, “We also continue to evaluate future growth opportunities as well. We are working with Three Fires Group on a black mass primary recycling facility, exploring the potential of a second cobalt refinery in Quebec and assessing how to support the need for domestically sourced nickel sulfate within North America. It is encouraging to see U.S. policy announcements designed to level the playing field and increased cooperation from North American governments, recognizing the importance of diversifying the EV materials supply chain away from heavy reliance on China."

Electra’s current priority is recommissioning and expanding its refinery, and its long-term vision includes additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market:

1.	Completion of the recommissioning of the refinery to produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide.

2.	12-month permit amendment process and expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery grade cobalt sulfate, reaching the nameplate capacity of the crystallization circuit.

3.	Recycling of black mass, recovering lithium, nickel, cobalt and other critical metals, supported by a planned joint venture with the Three Fires Group to collaborate to source battery waste and produce black mass for refining at Electra’s refinery.

4.	Expansion to a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate refinery.

According to Darton Commodities’ 2024 Cobalt Market Review, 80% of the refined cobalt production worldwide comes from China. Electra's refinery project aims to change that by becoming the first in North America to produce cobalt sulfate specifically for electric vehicle batteries. Once fully commissioned, Electra’s refinery could supply enough cobalt for about 1 million electric vehicles per year.

Throughout 2023, Electra operated a plant scale battery recycling trial at its refinery, processing more than 40 tonnes of black mass material to recover valuable elements such as lithium, nickel, cobalt, manganese, graphite, and copper. The goal was to make high-quality nickel, cobalt, and lithium products. While the current phase of the recycling project is now largely complete, ongoing work aims to unlock additional value from the final saleable products and completed advanced engineering studies.

Electra’s low carbon hydrometallurgical refinery in Canada is permitted and has an estimated current replacement value of approximately US$200 million. The Company requires approximately US$60 million to complete construction. The cobalt refinery project continues to be derisked through the on-site receipt of most long lead-time equipment and by the 2023 commissioning of the legacy refinery operations for the black mass demonstration plant.

www.ElectraBMC.com

The Company’s cash balance at the end of the quarter was C$5.6M. The Company’s first quarter 2024 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. Keys to its strategy are integrating black mass recycling, expanding cobalt sulfate processing into Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the timing and deemed value of the issuance of Shares. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

www.ElectraBMC.com

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